Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Transition Period from June 18 to December 31	Fiscal Years
(Dollars in millions)	2015	2015	2014	2013	2012	2011
Earnings (losses)
Pretax income (loss) related to continuing operations before adjustments for income or loss from equity investees	$(23.2)	$248.0	$272.6	$607.7	$512.0	$450.6
Fixed charges	97.6	159.1	117.1	79.2	72.6	51.3

Earnings available for fixed charges	$74.4	$407.1	$389.7	$686.9	$584.6	$501.9

Fixed charges
Interest expense	$88.9	$146.0	$105.6	$70.0	$64.7	$44.3
Rent interest factor	8.7	13.1	11.5	9.2	7.9	7.0

Total fixed charges	$97.6	$159.1	$117.1	$79.2	$72.6	$51.3

Ratio of earnings to fixed charges	(1)	2.6x	3.3x	8.7x	8.1x	9.8x

(1)	The ratio of earnings to fixed charges was less than one-to-one for the transition period from June 28, 2015 to December 31, 2015. The total fixed charges for that period were $97.6 million, and the total earnings were $74.4 million. The deficiency amount or the amount of fixed charges in excess of earnings for that period was $23.2 million.